FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Grandview Gold Inc.

(SEC File No. 0-51303)

Suite 400 – 56 Temperance Street, Toronto, ON, M5H 3V5CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F[ X ]

Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes[   ]No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

GRANDVIEW GOLD INC.

(formerly Consolidated Grandview Inc.) (the “Issuer”)

Suite 400-56 Temperance Street

Toronto, ON  M5H 3V5, CANADA

Item 2.

Date of Material Change

July 20, 2005

Item 3.

Press Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.

Summary of Material Change

GRANDVIEW GOLD INC (CNQ: GVGI) has signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc. relating to Grandview Gold's Red Lake property in Northwestern Ontario, Canada.

Goldcorp may earn a 60% interest in the Red Lake property by incurring expenditures of $100,000 within 18 months of signing the formal option agreement.

Item 5.

Full Description of Material Change

See News Release dated July 20, 2005 – attached.

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie

Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 21st day of July 2005.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,

Chief Executive Officer

NEWS RELEASE    FOR IMMEDIATE RELEASE   CNQ Symbol:  GVGI    GRANDVIEW GOLD INC. SIGNS LETTER OF INTENT WITH GOLDCORP INC. TO ENTER INTO OPTION & JV AGREEMENT    20th July, 2005. – Toronto, Ontario – Grandview Gold Inc. (CNQ: GVGI) ("Grandview Gold") is pleased to announce it has signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc. (TSX:G; NYSE:GG) (“Goldcorp”) relating to Grandview Gold’s Red  Lake property (“the Red Lake property”) located near Red Lake in northwestern Ontario, Canada.  Under the terms of the agreement Goldcorp will be the operator at the Red Lake property and will fund exploration activities.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, stated, “We are extremely excited to be working with Goldcorp, Canada’s leading gold mining company. The letter of intent signed will provide the financial and technical resources needed to enable aggressive exploration efforts at the Red Lake property.  We believe that Goldcorp’s experienced exploration and management team will add substantial value to this important project to the benefit of our shareholders.”

Grandview Gold’s Red Lake property consists of eight patented mining claims located in southeast Dome Township (2.5 kilometres northeast of Red Lake) in northwestern Ontario.

Details of the option agreement are that Goldcorp may earn a 60% interest in the Red Lake property by incurring expenditures of $100,000 within 18 months of signing the formal option agreement.

Upon Goldcorp satisfying its requirements under the option agreement a joint venture will be formed to continue exploration and development of the Red Lake property.  The material terms of the joint venture to be entered into upon fulfillment of the option requirements, will be negotiated and form a part of the formal option agreement.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol  “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Grandview Gold Inc.

Raymond Pecoskie, President & CEO.

Suite 400, 56 Temperance Street

Toronto, ON, Canada, M5H 3V5

Phone: 416-409-8245

Email:  info@grandviewgold.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2005

“Raymond Pecoskie”

RAYMOND PECOSKIE

President, Chief Executive Office